

April 22, 2014

Via E-mail
Mr. Alan Shortall
Chief Executive Officer
Unilife Corporation
250 Cross Farm Lane
York, PA 17406

Re: **Unilife Corporation**
        Form 10-K for Fiscal Year Ended June 30, 2013
        Filed September 13, 2013
        Form 10-Q for Fiscal Quarter Ended December 31, 2013
        Filed February 10, 2014
        Response Letter Dated April 4, 2014
        File No. 001-34540

Dear Mr. Shortall:

        We have reviewed your response letter dated April 4, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Consolidated Statements of Operations and Comprehensive Loss, page 44

1.   We note your response to prior comment 2 in our letter dated March 14, 2014. Rule 5-03.2 of Regulation S-X requires the cost of services and cost of other revenues, such as your industrialization and licensing fee revenues, to also be separately disclosed in annual reports, in addition to the cost of goods sold. Further, paragraph 730-20-50-1 requires disclosure of the costs related to research and development arrangements. We reissue our prior comment 2 to provide such disclosure in future filings or that you provide further analysis of why such disclosure is not required. Alternatively, if you are not able to provide the information, explain to us why you believe it is appropriate to include a line

item for gross profit given that all the direct costs related to your revenues are not
reflected therein.

Notes to consolidated financial statements, page 47

Note 1. Description of Business, page 47

2.   Please tell us, and discuss in your future filings, how you plan to achieve profitable
operations solely from your licensing and industrialization activities notwithstanding
your supply agreements. Please further explain how this will impact the impairment
analysis of property, plant and equipment you provided in response to comment 3 in our
letter dated January 31, 2014.

Note 5. Property, Plant and Equipment and Construction-in-Progress, 59

3.   We note your response to prior comment 4 in our letter dated March 14, 2014 in which
you state that there will be related increases in expenses. Please provide further details
about how the assumptions regarding the changes in operating expenses directly
correlates to the revenue assumptions used in your response dated February 21, 2014.

Form 10-Q for the Quarter Ended December 31, 2013

Note 3. Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 8

4.   We note your response to prior comment 9 in our letter dated March 14, 2014 in which
you state "no revenue has been recognized with respect to certain of these contracts
during the fiscal quarter ended December 31, 2013." Please reconcile this with your
response to prior comment 5 in which you state that you recognized revenue under
various agreements.

5.   Please provide us with a sample of your proposed disclosures regarding the material
terms related to your contracts, your revenue recognition practices pertaining to your
customer contracts and the applicable disclosures required by paragraph 605-28-25-2 of
the FASB Accounting Standards Codification for all of your customer contracts
recognized under the milestone method.

Exhibits

6.   We note your response to prior comment 15. In light of the amounts you have received
under the Sanofi and Hikma agreements in recent periods and the fact that your financials
have been prepared on a going-concern basis, we cannot agree with your analysis that

you are not substantially dependent on both agreements. In this regard, your response indicates that these two agreements provided you with $10 million during the quarter ended December 31, 2013 and represented approximately 93% of the payments you received from customers during this period. Accordingly, file the Sanofi and Hikma Agreements as material contracts pursuant to Regulation S-K, Item 601(b)(10).

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford, Reviewing Attorney, at (202) 551-3637 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief